SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 12B-25

                         COMMISSION FILE NUMBER 0-25828


                           NOTIFICATION OF LATE FILING



[ ] Form 10-K   [ ] Form 11-K  [ ] Form 20-F  [X] Form 10-Q   [ ] Form N-SAR

For Period Ended: September 30, 1999

[ ]  Transition Report on Form 10-K       [ ]  Transition Report on Form 10-Q
[ ]  Transition Report on 20-F            [ ]  Transition Report on Form N-SAR
[ ]  Transition Report on Form 11-K

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A


                                     PART I.
                             REGISTRANT INFORMATION

Full Name of Registrant:                    ELECTROPHARMACOLOGY, INC.

Address of Principal Executive Office:      12085 RESEARCH DRIVE

City, State and Zip Code:                   ALACHUA, FLORIDA 32615



                                    PART II.
                             RULE 12B-25(B) AND (C)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box).

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III.
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed).

In an ongoing effort to control its accounting expenses, management has reduced the amount of time spent by and fees paid to its outside consultants for the compilation and preparation of the Company's quarterly financial statements, resulting in a delayed time frame for completion. Due to the foregoing reason, Registrant requires additional time to compile and finalize its interim financial statements.

                                    PART IV.
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification:

                  Arup Sen              (904)                   462-2249
                    (Name)          (Area Code)             (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                          [X] Yes      [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                          [X] Yes       [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

[NOTE: IF ITEM 3 ABOVE IS ANSWERED YES, AN EXPLANATION SHOULD BE PROVIDED. IF THE ANSWER IS NO, NOTHING FURTHER IS REQUIRED.]

         Net loss for the three months and nine months ended September 30, 1999, is projected to be approximately $627,600 and $2,047,200, respectively, primarily as a result of administrative expenses of Registrant incurred in connection with its research and development activities, as well as losses associated with the oligonucleotide and synthesis operations of Registrant's biotechnology partnership, Gemini Biotech, Ltd. In comparison, net loss for the three months and nine months ended September 30, 1998 was $13,094,448 and $13,654,474, respectively, as a result of certain expenses and/or revenues associated with reorganization transactions consummated in the third quarter of 1998, and more specifically, the following: $7,500,000 in combined in-process research and development expenses and impairment loss on intangible assets representing an up-front license fee paid to a subsidiary of Elan, plc. for the acquisition of technology; $7,311,114 in combined impairment losses on intangible assets associated with the acquisition of two privately held biotechnology companies, Gemini Biotech, Ltd. and HTD Development, Inc.; and a $780,724 gain on the sale of Registrant's medical device assets.

                            ELECTROPHARMACOLOGY, INC.
                  (Name of registrant as specified in charter)


Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date: November 12, 1999           By: /s/ Arup Sen
                                     ----------------------------------------
                                        Arup Sen
                                        Chairman and Chief Executive Officer